Exhibit 99.8

                         HOLTZMAN OPPORTUNITY FUND, L.P.
                     100 N. Wilkes-Barre Blvd., Fourth Floor
                             Wilkes-Barre, PA 18702
                                 (570) 822-6277
                            (570) 820-7014 Facsimile

January 3, 2006

Couchman Capital LLC
800 Third Avenue, 31st Floor
New York, NY 10022
Attn: Jonathon Couchman

Re: Sale of 153,600 shares of common stock of Whitehall Jewellers, Inc.

Dear Mr. Couchman:

      In connection with the sale by Couchman Capital LLC ("Couchman") of 153,600 shares of common stock of Whitehall Jewellers, Inc. ("Whitehall") to Holtzman Opportunity Fund, L.P. ("Holtzman"), we wish to confirm the following:

1. Couchman has agreed to sell 153,600 shares of common stock of Whitehall (the "Stock") to Holtzman at a price of $1.20 per share, representing a total purchase price of $184,320.00 (the "Purchase Price"). The transfer of the Stock shall be completed on or before January 4, 2006, unless extended by mutual agreement of the parties (the "Closing Date").

2. Couchman, through its authorized representatives, will immediately execute all documents and take all action necessary to transfer the Stock to Holtzman on or before the Closing Date.

3. Holtzman shall, on the Closing Date, forward the Purchase Price of the Stock to Couchman on a delivery verses payment basis.

4. Couchman has made an independent decision to sell the Stock to Holtzman based on the information available to it, which Couchman has determined is adequate for that purpose, and Couchman has not relied on any information (in any form, whether written or oral) furnished by Holtzman, any of its representatives or any third person on their behalf in making that decision.

5. No party to this agreement has rendered any opinion to any other party as to whether the purchase or sale of the Stock is prudent or suitable, and no party to this Agreement is relying on any representation or warranty by any other party except as expressly set forth in this Agreement.

6. Each party acknowledges and represents that it is a sophisticated investor with respect to the Stock and it has adequate information concerning the business and financial condition of Whitehall and any affiliates of Whitehall, and understands the disadvantage to which any party may be subject on account of the disparity of information as between the parties. In this regard, Couchman acknowledges that Holtzman has been, and continues to be, provided information concerning the operation of Whitehall, including but not limited to financial information, as a result of its participation in a thirty million dollar ($30,000,000) bridge loan to Whitehall. Couchman further acknowledges that Holtzman is a shareholder of Whitehall and that Seymour Holtzman, the controlling manager of Holtzman, is a director nominee of Whitehall. Each party believes, by reason of its business or financial experience, that it is capable of evaluating the merits and risks of the sale and of protecting its own interests in connection with the purchase and sale of the Stock.

7. Couchman acknowledges that Holtzman, Seymour Holtzman, Efrem Gerszberg and their affiliates may possess material non-public information not known to Couchman regarding or relating to Whitehall or the Stock, including, but not limited to, information concerning the business, financial condition and any prospects or restructuring plans of Whitehall. Couchman further acknowledges that neither Holtzman, Efrem Gerszberg, Seymour Holtzman nor their affiliates shall have any liability whatsoever (and Couchman hereby waives and releases all claims that it may otherwise have) with respect to the nondisclosure of any such information, whether before or after the date of this Agreement.

8. Each party expressly releases the other party, their affiliates, successors and/or assigns and their respective officers, directors, employees, agents, trustees and controlling persons from any and all liabilities arising from the failure to disclose non-public information with respect to Whitehall or the Stock, and each party agrees to make no claim against the other party, their affiliates, successors and/or assigns and their respective officers, directors, employees, managers, agents, trustees and controlling persons in respect of the sale of the Stock relating to any failure to disclose such non-public information.

      [Paragraph 9 continued on next page]

9. Governing Law. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

                                           Holtzman Opportunity Fund, L.P.
                                           By: Holtzman Financial Advisors, LLC,
                                               Its General Partner

                                           By: /s/ Efrem Gerszberg
                                               ---------------------------------
                                               Printed Name: Efrem Gerszberg
                                               Its:  -----   Manager


AGREED TO
and accepted this 4 day of January, 2006

Couchman Capital LLC
By: /s/ Jon Couchman
    --------------------------

By: /s/ Jon Couchman
    --------------------------
    Printed Name: Jon Couchman
    Its: Managing Member